NEIL GIRALDO AND PAT BENATAR STAR POWER

Founder, Chairman of the Board and Chief Creative Officer, Neil Giraldo, is a five-time Grammy award-winning musician, producer, and film composer with over four decades of experience. A songwriter with a back catalog of more than 100 songs and more than 45 million records sold, he has worked with some of the greatest artists in the music industry, including Rick Derringer, Pat Benatar, John Waite, Kenny Loggins, Steve Forbert, the Del-Lords, and Beth Hart. His work has produced numerous Grammy-nominated and Grammy-winning hits, and he holds the distinction of being the first guitar player to appear on MTV. Today, he continues to expand his creative portfolio: in addition to writing new songs for stage and screen, he is writing screenplays for feature films, touring around the country, and reaching out to the community to work with musicians young and old.

Mr. Giraldo and his wife, Pat Benatar, were recently announced as inductees into the Rock & Roll Hall of Fame, with the 37th Annual Rock & Roll Hall of Fame Induction Ceremony scheduled to take place on Saturday, November 5, 2022 at the Microsoft Theater in Los Angeles, California. It is anticipated that their induction will yield considerable publicity for them, and will be the culmination of an extensive summer concert tour where it is expected that Three Chord will be heavily promoted at every venue with tie-ins to other promotional events led by Three Chord. Three Chord plans to leverage these events to further strengthen the Three Chord brand through the significant media coverage that will be generated by the Broadway-style musical. When appropriate, Mr. Giraldo plans to "plug" Three Chord during concerts, interviews and personal appearances. Here is an example of such an interview recently aired that highlights their lifelong commitment to music and the arts over their 40-year marriage:

> *CBS Sunday News (November 28, 2021):*
> https://www.cbsnews.com/news/pat-benatar-and-neil-giraldo-rock-and-roll-lovestory/?ftag=CNM-00-10aab6i&linkId=142048894#app

In addition, Mr. Giraldo and Ms. Benatar are producing a new Broadway-style musical, titled *Invincible*, that is slated to premier in 2022, which masterfully weaves together their repertoire from their two multiplatinum albums, five platinum albums, and 15 Billboard top 40 singles into a modern Romeo and Juliet love story. Three Chord plans to leverage this opportunity to further strengthen the brand by the significant media coverage that will be generated by the Broadway musical. Three Chord plans to program its own Three Chord promotional events around the Broadway show and marketing schedule. The Rock & Roll Hall of Fame, Broadway musical and annual summer tours will be synergistically integrated into the Three Chord Ground Game grassroots marketing initiative as well as sales promotional events, which should further amplify Three Chord's sales.

Given the multiple roles Mr. Giraldo holds for Three Chord, he spends significant time on Three Chord activities. He works closely with the Marketing department on branding, vetting Musical Ambassadors and personally recruiting Three Chord Stage venues given his strong relationships as a performer. He also continuously works with Ari Sussman (Three Chord's Whiskeymaker) and the Product Operations team on new bourbon and whiskey blends as he possesses an impeccable sense of taste and a knack for knowing what consumers (and fans) will enjoy. In sum, "Neil is Three Chord and Three Chord is Neil."